Exhibit 99.1

SDRL – Seadrill Announces Updated Business Plan

Hamilton, Bermuda, December 16, 2017 - On September 12, 2017, Seadrill Limited (“Seadrill” or the “Company”) filed a Form 6K, attached to which as Exhibit 99-1 was a presentation which included the Company’s business plan. In the ordinary course of business, Seadrill has prepared an updated business plan, which is attached hereto.

Also, on December 15, 2017, the Company filed a revised disclosure statement with the court overseeing its chapter 11 cases in the Southern District of Texas. The revised disclosure statement includes valuation and liquidation analyses prepared by the Company and its advisors and can be viewed at https://www.primeclerk.com/SeadrillAmendedDS.

This press release is not intended to be, and should not in any way be construed as, a solicitation of votes of bondholders or other investors regarding the chapter 11 plan.

CONTACT:

Prime Clerk

US Toll Free: 844-858-8891

Brazil Toll Free: 0-800-591-8054

Mexico Toll Free: 01-800-681-5354

Nigeria Toll Free: 070-80601847

Norway Toll Free: 800-25-030

Saudi Arabia Toll Free: 800-850-0029

Singapore Toll Free: 800-492-2272

Thailand Toll Free: 1-800-011-156

UAE Toll Free: 8000-3570-4559

UK Toll Free: 0-800-069-8580

Email: seadrillinfo@primeclerk.com

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business, the markets in which it operates and its restructuring efforts. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F (File No. 001-34667). The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

2

Seadrill Limited
Strictly
Private & Confidential
December 2017 Business Plan Update
December
2017
Subject to the disclosures, assumptions and qualifications set out in this presentation including, without limitation, the disclaimer set forth on page 2

Disclaimer

We have prepared this document solely for informational purposes. You should not definitively rely upon it or use it to form the definitive basis for any decision, contract, commitment or action whatsoever, with respect to any proposed transaction or otherwise.
The information contained herein includes certain statements, estimates and projections with respect to our anticipated future performance and anticipated industry trends. Such statements, estimates and projections reflect various assumptions concerning anticipated results and industry trends, which assumptions may or may not prove to be correct. Actual results and trends may vary materially and adversely from the projections contained herein. Neither we nor any of our affiliates, or our or their respective officers, employees, advisors or agents, make any representation or warranty, express or implied, in relation to the accuracy or completeness of the information contained in this document or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. We and our affiliates and our and their respective officers, employees, advisors and agents expressly disclaim any and all liability which may be based on this document and any errors therein or omissions therefrom. Neither we nor any of our affiliates, or our or their respective officers, employees, advisors or agents, make any representation or warranty, express or implied, that any transaction has been or may be effected on the terms or in the manner stated in this document, or as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any. Any views or terms contained herein are preliminary only, and are based on financial, economic, market and other conditions prevailing as of the date of this document or as at the date stated in respect of that information and are therefore subject to change. We undertake no obligation or responsibility to update any of the information contained in this document. Past performance does not guarantee or predict future performance.
This document and the information contained herein do not constitute an offer to sell or the solicitation of an offer to buy any security, commodity or instrument or related derivative, nor do they constitute an offer or commitment to lend, syndicate or arrange a financing, underwrite or purchase or act as an agent or advisor or in any other capacity with respect to any transaction, or commit capital, or to participate in any trading strategies, and do not constitute legal, regulatory, accounting or tax advice to the recipient. We recommend that the recipient seek independent third party legal, regulatory, accounting and tax advice regarding the contents of this document. This document does not constitute and should not be considered as any form of financial opinion or recommendation by us or any of our affiliates. This document is not a research report and was not prepared by the research department of Seadrill Limited or any of its affiliates.

Table of Contents
•
Executive Summary
•
Updated Business Plan
•
Updated Components
1.
Q3 Actuals
2.
Movement in the USD LIBOR Swap Curve
3.
Fearnley December 2017 Update
4.
2018 Budget, Rollover Cost and Other Assumptions
•
Appendix
Cleansing Presentation Case vs December Delayed Dayrate Case

Executive Summary 4

Executive Summary

The Business Plan, which forms the basis for the Recapitalisation Plan being negotiated with our creditors, has been updated to reflect:
Q3 Actuals
Movement in the USD LIBOR swap curve
Revised Fearnley
dayrate
and utilisation assumptions (taken from the Fearnley
December 2017 Addendum Report)
The 2018 budget, revised rollover cost and other assumptions
The updated Business Plan (the “Updated Business Plan”) over the period 2017-2022 see revenues lower by $1,407 million, EBITDA lower by $499 million and cash flow
(UFCF) lower by $604 million compared to the presentation published on 12 September
2017
(the
“Cleansing
Presentation”)
(1)
The Updated Business Plan does not draw on either IHCo
cash or on the $500 million
Amortisation Conversion Election
1. Cleansing Presentation released in the form of a 6-K on September 12, 2017

Updated Business Plan 6

Updated Business Plan –
December Financing Case
Key Financials
7
1. Amortisation in 2020 is less than the term sheets’ 2020 amortisation of $434mm, which reflects the true-up for amortisation paid after 1 August 2017
($ in millions)
2017
2018
2019
2020
2021
2022
Total
Delta to
Cleansing Deck
Cash Flow Items
Revenue
$1,892
$1,159
$2,152
$2,662
$2,939
$3,192
$13,997
($1,406)
Opex
($866)
($637)
($1,025)
($1,107)
($1,220)
($1,280)
($6,134)
$724
G&A
($273)
($164)
($171)
($177)
($192)
($199)
($1,176)
$183
EBITDA
$754
$359
$956
$1,378
$1,527
$1,713
$6,687
($499)
LTM & Capex
(138)
(296)
(492)
(284)
(233)
(138)
($1,580)
($52)
Working
Capital
($127)
$85
($163)
($110)
($43)
($40)
($397)
($172)
Tax
($64)
($56)
($115)
($144)
($167)
($181)
($727)
$121
Unlevered FCF
425
91
186
841
1,085
1,354
3,982
($603)
Debt service
(1,248)
(471)
(462)
(815)
(955)
(1,125)
(5,076)
$523
New Capital / Other
344
895
40
40
40
40
1,399
$27
Net Cash Flow
(479)
515
(236)
66
170
269
305
($54)
Balance Sheet Items
Bank Debt
$5,662
$5,662
$5,662
$5,304
$4,782
$4,064
$621
New Secured Capital
-
895
968
1,048
1,135
1,228
($25)
Bonds
2,295
-
-
-
-
-
Sale Leaseback
787
689
592
494
397
299
Total Debt
$8,744
$7,246
$7,222
$6,846
$6,313
$5,592
$597
Cash
890
1,405
1,170
1,236
1,406
1,674
($54)
Net Debt
$7,854
$5,840
$6,052
$5,610
$4,908
$3,918
$650
Credit Statistics
Net Debt / EBITDA
10.4x
16.3x
6.3x
4.1x
3.2x
2.3x
0.4x

Key Metrics –
New Business Plan vs Cleansing Deck

Revenue
EBITDA
UFCF
Change from the Cleansing Deck Case to the December Financing Case
1,892
754
1,713
91
1,354
Dec Total
Dec Total
Cumulative
Reduction
425
48
186
841
1,085
1,326
43
228
98
177
28
604
$0
$200
$400
$600
$800
$1,000
$1,200
$1,400
$1,600
2017
2018
2019
2020
2021
2022
172
744
359
956
1,378
1,527
1,680
10
193
39
165
144
33
499
$0
$200
$400
$600
$800
$1,000
$1,200
$1,400
$1,600
$1,800
1,865
1,159
2,152
2,662
2,939
3,192
27
655
247
318
210
4
1,407
$0
$500
$1,000
$1,500
$2,000
$2,500
$3,000
$3,500
Legend

Updated Business Plan –
Cashflow Bridge

$54 million decrease
Impact of
Budget &
Rollover
Assumptions
$1,728
$1,674
($45)
($86)
($790)
$346
$521
$0
$300
$600
$900
$1,200
$1,500
$1,800
$2,100
Cleansing Deck
2022 Ending Cash
Impact of Q3
Actuals
Impact of LIBOR
Impact of Fearnley
Update
Cash Flow Sweep /
Debt Service
Change
Updated Business
Plan 2022 Ending
Cash

($mm)

Liquidity After Restructuring
1.
Consolidated cash includes cash in RigCo, IHCo, NSNCo and SDRL Ltd
Updated Business Plan –
Liquidity
$210mm in Reactivation Costs
incurred in 1Q 2019
-
$200
$400
$600
$800
$1,000
$1,200
$1,400
$1,600
$1,800
$2,000
RigCo Liquidity
Consolidated Liquidity
Min. Liquidity Requirement (at RigCo)
-
$200
$400
$600
$800
$1,000
$1,200
$1,400
$1,600
$1,800
$2,000
RigCo Liquidity
Consolidated Liquidity
Min. Liquidity Requirement (at RigCo)
Cleansing Deck Forecast
Updated Business Plan

11 Updated Components Q3 Actual

Q3 Actuals

Key Financials Q3 2017
($ in millions)
Q3 Forecast
Q3
Actual
Delta
Cash Flow Items
Revenue
$440
$468
$28
Opex
(205)
(209)
($4)
G&A
($55)
($69)
($14)
EBITDA
$180
$190
$10
LTM & Capex
(31)
(47)
(16)
Working
Capital
(39)
(172)
($133)
Tax
(24)
(7)
$17
Unlevered FCF
$85
($36)
($121)
Debt service
(265)
(265)
(0)
New Capital / Other
42
118
76
Net Cash Flow
($138)
($184)
($45)
Balance Sheet Items
Bank Debt
$5,662
$5,662
-
New Secured Capital
-
-
-
Bonds
2,295
2,295
-
Sale Leaseback
811
811
-
Total Debt
$8,768
$8,768
$0
Cash
1,106
1,060
(45)
Net Debt
$7,662
$7,708
$45
Credit Statistics
Net Debt / EBITDA
8.6x
8.6x
0.1x
Higher EBITDA due to higher uptime,
partially offset by higher operating
and G&A costs for the quarter relative
to forecast
Forecast assumes flat quarterly G&A
of $55 million, main difference to
actual relates to timing of costs
incurred (2017 full year actual
forecast: $192 million vs full year
forecast of $220 million)
Lower working capital due to higher
prepaid expenses related to pre-
petition liability settlements
Net cashflow reduction of $45 million

Updated Components LIBOR Curve 13

Change in LIBOR Curve
•
The cleansed business plan at the point of filing used the prevailing LIBOR swap curve at the time
•
US interest rates have risen since then as shown above, leading to higher interest expense over the 5-year projection period
•
This movement results in an $86 million decrease in Unlevered Free Cash Flow during the period
1.00%
1.20%
1.40%
1.60%
1.80%
2.00%
2.20%
2.40%
2.60%
2.80%
3.00%
September LIBOR Curve
December LIBOR Curve

Updated Components Fearnley December 2017 Update 15

Overview

Fearnley
released
a
third
addendum
report
in
December
2017
to
the
original
report
on
the
offshore
drilling
market
released
in
February
2016
Their
updated
report
indicates
weaker
market
conditions
in
the
short
to
medium
term
and
a
slower
recovery:
Dayrate
and
utilisation
forecasts
are
lower
across
the
forecasted
period
Full
recovery
of
the
drilling
market
postponed
to
2021
This
was
largely
driven
by
developments
on
the
demand
side
as
the
prolonged
downturn
is
keeping
dayrates
at
the
lower
end
of
the
range
previously
predicted
Following
the
drop
in
oil
price
in
late
May
this
year,
additional
drilling
programs
were
postponed
over
the
summer,
leading
to
a
somewhat
less
bullish
demand
picture
in
the
near
term
At
the
same
time
Fearnley
noted
that
the
probability
of
a
future
recovery
has
strengthened,
even
if
timing
remains
difficult
to
predict:
Oil
market
rebalancing
is
ongoing
with
price
now
stable
within
the
range
predicted
by
Fearnley
Depletion
of
current
fields
is
still
a
growing
trend
and
will
not
be
reversed
without
significant
investment
by
the
oil
companies
US
shale
has
become
less
of
a
threat
as
the
long
term
production
volumes
achievable
even
under
optimistic
assumptions
are
nowhere
near
what
would
be
required
to
replace
offshore
production
Offshore
drilling
costs
have
been
reduced
substantially

Variance Analysis –
Cleansing Presentation Case vs December Financing Case
Operating Assumptions Variance: Floaters
Operating Assumptions Variance: BE JU
Comments
2018
2019
2020
2021
2022
Uncontracted Dayrate
Jun 2017
$224
$315
$420
$435
$435
Dec 2017
$224
$322
$394
$406
$428
Delta
-
7
($26)
($29)
($7)
%
-
2%
(6%)
(7%)
(2%)
Total Floater
Utilisation
Jun 2017
77%
87%
89%
91%
91%
Dec 2017
58%
76%
83%
89%
92%
Delta
(19%)
(11%)
(6%)
(2%)
1%
Operating Assumptions Variance: HE JU
•
Floater and BE JU dayrates and utilisation
revised downward
•
Floater and BE JU market fully rebalanced by
2021 vs 2020 previously
•
HE JU market dayrate assumptions improved
throughout the forecast period although 2019+
utilisation assumptions reduced
2018
2019
2020
2021
2022
Uncontracted Dayrate
Jun 2017
$90
$97
$112
$118
$125
Dec 2017
$67
$84
$94
$103
$111
Delta
($23)
($13)
($18)
($15)
($14)
%
(26%)
(14%)
(16%)
(13%)
(11%)
Total BE
JU Utilisation
Jun 2017
85%
89%
90%
89%
88%
Dec 2017
68%
74%
87%
90%
90%
Delta
(17%)
(15%)
(3%)
1%
3%
2018
2019
2020
2021
2022
Uncontracted Dayrate
Jun 2017
$137
$158
$215
$243
$243
Dec 2017
$169
$197
$236
$253
$263
Delta
$32
$39
$2
$10
$20
%
23%
25%
1%
4%
8%
Total HE
JU Utilisation
Jun 2017
67%
90%
90%
90%
90%
Dec 2017
78%
79%
88%
86%
83%
Delta
11%
(11%)
(2%)
(4%)
(7%)

Updated Components Impact of Budget & Rollover Assumptions 18

2018 Budget Update Impact

Key Financials 2018
($ in millions)
2018
Fearnley
2018
Budget
Delta
Cash Flow Items
Revenue
$1,426
$1,159
(267)
Opex
(846)
($637)
209
G&A
(220)
($164)
56
EBITDA
$360
$359
(1)
LTM & Capex
(220)
(296)
(76)
Working
Capital
39
$85
46
Tax
(76)
($56)
20
Unlevered FCF
$102
91
(11)
Debt service
(482)
(471)
11
New Capital / Other
943
895
(48)
Net Cash Flow
564
515
(49)
Balance Sheet Items (as of Q4 18)
Bank Debt
$5,662
$5,662
-
New Secured Capital
913
895
(18)
Bonds
-
-
-
Sale Leaseback
689
689
-
Total Debt
$7,264
$7,246
(18)
Cash
1,454
1,405
(49)
Net Debt
$5,810
$5,841
31
Credit Statistics
Net Debt / EBITDA
16.2x
16.3
0.1x
Lower EBITDA due to fewer assumed
operating units relative to Fearnley 2018
forecast, partially offset by reduced
operating costs and G&A
Higher LTM and capex primarily due to
SPS classings and rig upgrades either for
marketability or customer specific
requirements
Lower cash tax and higher working capital
release due to lower projected revenue for
the year
Reduced debt service and New Secured
Capital outstanding due to timing
adjustment for the effective date (NSN
issuance)

Rollover Cost Assumptions –
Opex

The Cleansing Presentation assumed rollover opex per rig of $130k/d in 2018, followed by a ramp-up of costs in line with the shape of Fearnley’s market utilisation assumptions. Normalisation was assumed to occur in 2020
The 2018 budget update shows an average opex per rig of $125k/d. The ramp-
up from that point has been amended to reflect a normalised market in 2021 per Fearnley’s December update
2018
2019
2020
2021
2022
Opex
130k/d
135k/d
146k/d
152k/d
158k/d
Ramp up %
4%
4%
8%
4%
4%
2018
2019
2020
2021
2022
Opex
125k/d
130k/d
135k/d
146k/d
152k/d
Ramp up %
-
4%
4%
8%
4%

Rollover Cost Assumptions –
G&A

The Cleansing Presentation had a flat G&A assumption throughout the forecast of $220 million per annum
The Updated Business Plan 2018 budget update shows G&A of $164 million, down from $192 million forecasted for 2017, given cost reductions achieved.
Roll-over G&A costs are assumed to move in line with opex assumptions
2018
2019
2020
2021
2022
G&A
$220m
$220m
$220m
$220m
$220m
Ramp up %
-
-
-
-
-
2018
2019
2020
2021
2022
G&A
$164m
$171m
$177m
$192m
$199m
Ramp up %
-
4%
4%
8%
4%

Management Fees Related to SDLP and
SeaMex

Seadrill provides management services to SDLP and SeaMex
The fees charged by SDRL represent their respective allocations in G&A and certain onshore-related opex costs and are split as follows:
These fees are included in the December update, but were not included in the previous cleansing deck
2018 Budget/Reported
SDLP/SeaMex Related
2018 SDRL Net
Opex
$636.7 million
$14.7 million
$622.0
million
G&A
$164.0
million
$34.8
million
$129.1 million
Total Operating
Costs
$800.7 million
$49.5 million
$751.1 million

Rollover Cost Assumptions –
LTM & Capex

The Cleansing Presentation’s LTM & Capex per unit (excluding 5-year SPSs)
assumptions were:
The December revision reflects the Company’s actual experience over the past
3 years, which we believe is a better benchmark
Asset Class
LTM
Capex
Floaters
US$4.0m
US$2.0m
Jack-ups
US$1.5m
US$0.5m
Asset Class
LTM
Capex
Floaters
US$4.0m
US$1.0m
Jack-ups
US$0.8m
US$0.5m

Key Metrics –
New Business Plan vs Cleansing Deck

Revenue
EBITDA
UFCF
Change from the Cleansing Deck Case to the December Financing Case
1,892
754
1,713
91
1,354
Dec Total
Dec Total
Legend
Cumulative
Reduction
425
48
186
841
1,085
1,326
43
228
98
177
28
604
$0
$200
$400
$600
$800
$1,000
$1,200
$1,400
$1,600
2017
2018
2019
2020
2021
2022
172
744
359
956
1,378
1,527
1,680
10
193
39
165
144
33
499
$0
$200
$400
$600
$800
$1,000
$1,200
$1,400
$1,600
$1,800
1,865
1,159
2,152
2,662
2,939
3,192
27
655
247
318
210
4
1,407
$0
$500
$1,000
$1,500
$2,000
$2,500
$3,000
$3,500

($mm)

Liquidity After Restructuring
1.
Consolidated cash includes cash in RigCo, IHCo, NSNCo and SDRL Ltd
Updated Business Plan –
Liquidity
Cleansing Deck Forecast
Updated Business Plan
$210mm in Reactivation Costs
incurred in 1Q 2019
-
$200
$400
$600
$800
$1,000
$1,200
$1,400
$1,600
$1,800
$2,000
RigCo Liquidity
Consolidated Liquidity
Min. Liquidity Requirement (at RigCo)
-
$200
$400
$600
$800
$1,000
$1,200
$1,400
$1,600
$1,800
$2,000
RigCo Liquidity
Consolidated Liquidity
Min. Liquidity Requirement (at RigCo)

Cash Hazards and Opportunities
Hazards
Opportunities
Entity Affected /
Beneficiary
Newbuilds
guarantee
settlement
TBD
-
RigCo
Working capital buffer
-
+$50 million
RigCo
Support
for JV’s
-$40 million
-
RigCo
Seadrill Partners distributions
(1)
-$40 million p.a.
-
IHCo
Sapura deferred
consideration
(2,3)
-
+$95 million
RigCo
/ NSNCo
Seabras Sapura J.V. dividends
-
+$40 million p.a.
NSNCo
26
1.
Includes distributions from subsidiaries of Seadrill Partners to Seadrill Partners that are then up-streamed and distributions from Seadrill Ltd’s direct stake in the subsidiaries of Seadrill Partners
2.
As of September 30, 2017
3.
NSNCo benefits post-closing, subject to a minimum outstanding balance of $55m

Summary of the Business Plan Update
In conducting its annual budgeting process, the Company has updated its
Business Plan to reflect its 2018 budget and updated dayrate and utilisation projections
While dayrates and utilisation are generally lower than the Cleansing
Presentation throughout the projection period, the forecast anticipates a return to a normalised market by 2021
The impact of lower dayrates and utilisation is partially offset by improved operating expense and SG&A
Although there is a $603 million reduction in UFCF over the forecast period,
RigCo does not need to receive cash from IHCo or exercise the Amortisation
Conversion Election

Appendix December Delayed Dayrate 28

Variance Analysis –
December Delayed Dayrate Case
Operating Assumptions Variance: Floaters
Operating Assumptions: HE Jack-ups
Operating Assumptions: BE Jack-ups
2017
2018
2019
2020
2021
2022
Total Utilisation Rate
Jun 2017 Financing
51%
77%
87%
89%
91%
91%
Jun 2017 Delayed Dayrate
51%
77%
87%
89%
91%
91%
Dec
2017 Financing
51%
58%
76%
83%
89%
92%
Dec 2017 Delayed Dayrate
51%
58%
76%
83%
89%
92%
Annual Uncontracted Dayrate
Jun 2017 Financing
$180
$268
$363
$420
$435
$435
Jun 2017 Delayed
Dayrate
$180
$224
$316
$420
$435
$435
Dec 2017 Financing Case
$180
$224
$322
$394
$406
$428
Dec 2017 Delayed
Dayrate
$180
$202
$273
$394
$406
$428
Legend
Recovery Delay
Midpoint calculation for 6 month delay
2017
2018
2019
2020
2021
2022
Total Utilisation Rate
Jun 2017 Financing
67%
67%
90%
90%
90%
90%
Jun 2017 Delayed Dayrate
67%
67%
90%
90%
90%
90%
Dec
2017 Financing
67%
78%
79%
88%
86%
83%
Dec 2017 Delayed Dayrate
67%
78%
79%
88%
86%
83%
Annual Uncontracted Dayrate
Jun 2017 Financing
$133
$141
$175
$215
$243
$243
Jun 2017 Delayed
Dayrate
$133
$137
$158
$215
$243
$243
Dec
2017 Financing
$133
$169
$197
$236
$253
$263
Dec 2017 Delayed Dayrate
$133
$151
$183
$236
$253
$263
2017
2018
2019
2020
2021
2022
Total Utilisation Rate
Jun 2017 Financing
65%
85%
89%
90%
89%
88%
Jun 2017 Delayed Dayrate
65%
85%
89%
90%
89%
88%
Dec
2017 Financing
65%
68%
74%
87%
90%
90%
Dec 2017 Delayed Dayrate
65%
68%
74%
87%
90%
90%
Annual Uncontracted Dayrate
Jun 2017 Financing
$84
$95
$99
$112
$118
$125
Jun 2017 Delayed
Dayrate
$84
$90
$97
$112
$118
$125
Dec
2017 Financing
$84
$67
$84
$94
$103
$111
Dec 2017 Delayed Dayrate
$84
$76
$75
$94
$103
$111

Cleansing Deck Case vs December Delayed Dayrate Case
Revenue
EBITDA
UFCF
Change from the Cleansing Deck Case to the December Delayed Dayrate Case
91
1,354
172
1,892
754
1,713
30
Dec Total
Dec Total
Legend
Cumulative
Reduction
1,865
1,159
1,916
2,662
2,939
3,192
27
655
483
318
210
4
1,643
$0
$500
$1,000
$1,500
$2,000
$2,500
$3,000
$3,500
744
359
721
1,378
1,527
1,680
10
193
274
165
144
33
734
$0
$200
$400
$600
$800
$1,000
$1,200
$1,400
$1,600
$1,800
425
48
7
799
1,085
1,326
43
407
140
177
28
825
$0
$200
$400
$600
$800
$1,000
$1,200
$1,400
$1,600
2017
2018
2019
2020
2021
2022

($mm)

Liquidity After Restructuring
1.
Consolidated cash includes cash in RigCo, IHCo, NSNCo and SDRL Ltd
Cleansing
Deck
vs
December
Delayed
Dayrate
–
Liquidity
(1)
(1)
Cleansing
Deck
Forecast
–
Delayed
Dayrate
Updated
Business
Plan
–
Delayed
Dayrate

December Delayed Dayrate Case –
Key Metrics

Key Financials
($ in millions)
2017
2018
2019
2020
2021
2022
Total
Delta to
Cleansing Deck
Cash Flow Items
Revenue
$1,892
$1,159
$1,916
$2,662
$2,939
$3,192
$13,762
($1,641)
Opex
($866)
($637)
($1,025)
($1,107)
($1,220)
($1,280)
($6,134)
$724
G&A
($273)
($164)
($171)
($177)
($192)
($199)
($1,176)
$183
EBITDA
$754
$359
$721
$1,378
$1,527
$1,713
$6,451
($734)
LTM & Capex
(138)
(296)
(492)
(284)
(233)
(138)
($1,580)
($52)
Working
Capital
($127)
$85
($121)
($151)
($43)
($40)
($397)
($172)
Tax
($64)
($56)
($101)
($144)
($167)
($181)
($713)
$135
Unlevered FCF
425
91
7
799
1,085
1,354
3,761
($824)
Debt service
(1,248)
(471)
(462)
(815)
(955)
(959)
(4,910)
$689
New Capital / Other
344
895
40
40
40
40
1,399
$27
Net Cash Flow
(479)
515
(415)
25
170
435
250
($109)
Balance Sheet Items
Bank Debt
$5,662
$5,662
$5,662
$5,304
$4,782
$4,230
$787
New Secured Capital
-
895
968
1,048
1,135
1,228
($25)
Bonds
2,295
-
-
-
-
-
Sale Leaseback
787
689
592
494
397
299
Total Debt
$8,744
$7,246
$7,222
$6,846
$6,313
$5,758
$763
Cash
890
1,405
990
1,015
1,184
1,619
($109)
Net Debt
$7,854
$5,840
$6,232
$5,832
$5,129
$4,139
$871
Credit Statistics
Net Debt / EBITDA
10.4x
16.3x
8.6x
4.2x
3.4x
2.4x
0.5x
1. Amortisation in 2020 is less than the term sheets’ 2020 amortisation of $434mm, which reflects the true-up for amortisation paid after 1 August 2017